Exhibit 4

PL Capital Outraged by Actions of CFS Bancorp, Inc.

April 29, 2009 — PL Capital, LLC, the largest outside shareholder of CFS Bancorp, Inc. (Nasdaq: CITZ) (the Company), is outraged by the actions of CFS Bancorp’s board of directors and management at the 2009 Annual Meeting of Shareholders held on Tuesday, April 28. In what we believe to be a blatant attempt to avoid criticism of CFS Bancorp’s dismal financial performance, the Company’s executives presented the 2008 financial results and outlook for 2009, then abruptly ended the Annual Meeting without allowing an open forum for questions or comments from shareholders.

“CFS Bancorp lost $11.3 million in 2008. They are operating under an informal regulatory agreement with their primary banking regulator, the Office of Thrift Supervision. The stock has dropped 75% since last year and the dividend was cut 92% to $0.01 per share per quarter. Over 5.00% of its assets are nonperforming. The Company does not hold quarterly conference calls, so there is no other opportunity for shareholders to question this management team other than the Annual Meeting. This is a management team and board that should be apologizing to shareholders for the Company’s performance in 2008, not ignoring them,” noted PL Capital principal Richard Lashley.

“If I wasn’t at the Annual Meeting, I would not believe it happened. I have attended hundreds of annual meetings of banks all over the country during the past 25 years and I have never seen a bank management team that did not allow questions and comments from shareholders during an Annual Meeting,” stated John Palmer, principal of PL Capital LLC. He added, “there were numerous shareholders at the Annual Meeting, many of whom took time off from work to come to the Annual Meeting, who also wanted to ask questions, make comments or listen to the comments and questions of other shareholders.”

“My recollection of the last time a corporation attempted to blatantly disregard its shareholders this way was at the 2006 Home Depot annual meeting, when Home Depot’s management refused to allow its shareholders to speak or ask questions. The CEO and board of directors of CFS Bancorp should pay close attention to the uproar that followed and what happened to the CEO and Board of Directors of Home Depot as a result of that debacle,” noted PL Capital principal Richard Lashley.

“CFS Bancorp is a public company owned by shareholders, not a family business. CFS Bancorp’s treatment of its shareholders at the Annual Meeting was inexcusable and inappropriate, and the board of directors should take immediate action to discipline whoever was responsible for this. A public apology is owed to the shareholders of CFS Bancorp,” added John Palmer.

PL Capital, LLC and its affiliates own approximately 9.5% of CFS Bancorp and are CFS Bancorp’s largest outside shareholder.

Contact: PL Capital LLC: John Palmer at 630-848-1340 (palmersail@aol.com) or Richard Lashley at 973-360-1666 (bankfund@aol.com)